ALDA PHARMACEUTICALS CORP.

P.O. BOX 47264, RPO ROYAL CITY NEW WESTMINSTER, BC V3L 0A5

www.aldacorp.com

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

Notice is hereby given that the Annual General and Special Meeting of the Shareholders of Alda Pharmaceuticals Corp. (hereinafter called the "Company”) will be held on Friday, January 27, 2012 at Suite 200 – 475 Howe Street, Vancouver, British Columbia, at the hour of 11:00 a.m. (PST) for the following purposes:

1.         To receive and consider the financial statements of the Company for the fiscal year ended June

30, 2011 and the Auditor's Report thereon;

2.         To receive the report of the directors;

3.         To fix the number of directors at five (5);

4.         To elect directors for the ensuing year;

5.          To  appoint  Meyers  Norris  Penny  LLP,  Chartered  Accountants  for  the  ensuing  year  and  to authorize the Directors to fix the remuneration to be paid to the Auditors;

6.           To approve a special resolution to consolidate the Company’s shares on the basis of up to twenty (20) old shares for one (1) new share, subject to TSX Venture Exchange approval;

7.         To approve the Company's Stock Option Plan;

8.         To transact such other business as may properly come before the Meeting.

A Shareholder unable to attend the Meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting in person, please refer to the notes accompanying the enclosed Proxy, then complete and return the Proxy to Computershare within the time set out in the notes.

Accompanying this Notice of Meeting is an Information Circular and a Form of Proxy.  The Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this Notice.

In accordance with the requirements of National Instrument 54‐101, these securityholder materials are being sent to both registered and non‐registered owners of the securities.  If you are a non‐ registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

DATED at Vancouver, British Columbia, this 28th day of December, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

“Terrance Owen”

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Terrance G. Owen, Chief Executive Officer